  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX SHAREHOLDERS ELECT MICHAEL MARCUS TO BOARD OF DIRECTORS

EDMONTON, ALBERTA - June 5, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced the election of Michael Marcus to its Board of Directors as of its Annual General Meeting held May 25, 2006. Mr. Marcus graduated Phi Beta Kappa from Johns Hopkins University before embarking on a very successful career in commodities and securities. One of the founding traders and the former Executive Vice President of Commodities Corporation, Mr. Marcus has been the subject of several articles and publications including being chronicled in Jack Schwager’s best-selling Market Wizards.

“We are pleased to welcome Mr. Marcus to the Board of Directors. Among other things, he brings significant knowledge and experience in the capital markets, which will be valuable in our efforts to add share value,” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp.

At the Annual General Meeting of the Company, all of the resolutions proposed in the Management Information Circular and Proxy Statement sent to shareholders and dated April 10th 2006 were duly passed A complete copy of Management Information Circular and Proxy Statement is available at www.sedar.com.

Complete list of Board of Directors (alphabetical order)
Thomas E. Brown - Independent Consultant, Founder and Director of Somagen Diagnostics Inc.
Bruce D. Brydon - Independent Consultant, Former President and CEO of Biovail Corporation
Douglas Gilpin (Chairman) - Independent Consultant, Former Partner KPMG LLP
Dr. Jean Claude Gonneau - General Manager of SG Cowen, Europe SAS
Jacques R Lapointe - Chairman of ConjuChem Inc.
Michael Marcus - Former Executive Vice President of Commodities Corporation
Dr. Antoine A. Noujaim - Founder of ViRexx Medical Corp.
Dr. D. Lorne Tyrrell - Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com